FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of December, 2002

Rio Narcea Gold Mines, Ltd.

(Translation of registrant's name into English)

Avda. del Laniello 13-Bajo, 33860 Salas, Asturias , Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X       Form 40-F

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________                 No__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd.

(Registrant)

Date:  December 20, 2002                          By:  /s/ John Craig

                                                Name: John Craig

                                               Title: Corporate Secretary

EXHIBIT INDEX

Exhibit      Description of Exhibit

99-1          News Release December 20, 2002